August 26, 2025

Lavell Juan Malloy, II
Chief Executive Officer
Brag House Holdings, Inc.
45 Park Street
Montclair, NJ 07042

        Re: Brag House Holdings, Inc.
            Registration Statement on Form S-1
            Filed August 11, 2025
            File No. 333-289505
Dear Lavell Juan Malloy, II:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. Please provide us with a detailed legal analysis as to why the resale offering contemplated by the registration statement should not be categorized as an indirect primary offering. In this regard, we note that:

             the private placement, under which the securities subject to resale and related transactions were issued and sold to the selling stockholders, closed on July 30,
           2025;
             you are registering for resale up to 32,904,677 shares of common stock while you only had 10,822,588 shares of common stock issued and outstanding as of August
           4, 2025; and
             Brad Morris, through the selling stockholders 420 Investments Group, LP and 420
 August 26, 2025
Page 2

           Investments LLC, holds up to 21,634,246 shares of common stock being registered for resale.

       In your response, please also describe the relationship between the company and Brad
       Morris and whether 420 Investments Group, LP and 420 Investments LLC are involved in the business of underwriting securities. If the selling stockholders are
       engaged in an indirect primary offering, please revise to identify them as underwriters in the prospectus and set a fixed price for this offering. For guidance, please refer to
       Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Steven Lipstein